UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On March 22, 2024, MorphoSys AG (the “Company”) published a press release announcing U.S. antitrust clearance of proposed acquisition by Novartis under HSR Act attached hereto as Exhibit 99.1.

Exhibits

99.1    MorphoSys AG Announces U.S. Antitrust Clearance of Proposed Acquisition by Novartis Under HSR Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: March 22, 2024
    By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations